Filed Pursuant to Rule 433
  Registration No. 333-133007
  December 18, 2008

FREE WRITING PROSEPCTUS
(To Prospectus dated April 5, 2006,
Prospectus Supplement dated October 12, 2007,
Product Supplement dated December 3, 2008
and Prospectus Addendum dated December 12, 2007)

Structured Investments	HSBC USA Inc. $ [●] Semi- Annual Review Notes Linked to the S&P 500® Index due December 23, 2010

General
•
Terms used in this free writing prospectus are described or defined in the product supplement, prospectus supplement and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement and prospectus. The notes are not principal protected, and you may lose up to 100.00% of your initial investment.

•	This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.
•	All references to “Auto-Callable Notes” in the product supplement shall refer to these Annual Review Notes.
•	This free writing prospectus relates to a single note offering. The purchaser of a note will acquire a security linked to the single reference asset described below.
•
Although the offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any component security included in the reference asset or as to the suitability of an investment in the related notes.

•	Senior unsecured obligations of HSBC USA Inc. maturing December 23, 2010.
•	Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
•
If the terms of the notes set forth below are inconsistent with those described in the accompanying product supplement, the terms set forth below will supersede. See “Supplemental Information Relating to the Terms of the Notes” in this free writing prospectus.

Key Terms

Reference Asset:	The S&P 500® Index (“SPX”) (the “reference asset”)
Principal Amount:	$1,000 per note.
Trade Date:	December 19, 2008
Pricing Date:	December 19, 2008
Original Issue Date:	December 24, 2008
Final Valuation Date:	December 20, 2010, subject to adjustment as described herein.
Maturity Date:
3 business days after the final valuation date and is expected to be December 23, 2010.  The maturity date is subject to further adjustment as described under “Specific Terms of the Notes — Market Disruption Events” in the accompanying product supplement.

Auto Redemption Feature:
The notes will be subject to early redemption on each payment date if the official closing level as of the relevant valuation date is greater than or equal to the applicable call level.  The notes will be redeemed at the auto redemption amount corresponding to the relevant payment date in accordance with the schedule below:

Valuation Date	Call Level	Payment Date	Auto Redemption Amount
December 28, 2009	80% of the initial level	3 business days after the first valuation date; expected to be December 31, 2009	114.60% of the principal amount
June 21, 2010	100% of the initial level	3 business days after second the valuation date; expected to be June 24, 2010	121.90% of the principal amount
December 20, 2010	100% of the initial level	3 business days after the third valuation date; expected to be December 23, 2010	129.20% of the principal amount

Coupon upon Auto-Redemption:	14.60% per annum.
Payment at Maturity:	For each note, the cash settlement value.
Cash Settlement Value:
If the notes have not been redeemed early pursuant to the auto redemption feature, including auto redemption on the final valuation date, you will receive a cash payment on the maturity date as described below:

(i) If the final level is greater than or equal to the contingent protection level, you will receive an amount equal to 100% of the principal amount.

(ii) If the final level is less than the contingent protection level, you will lose 1.25% of the principal amount for each percentage point that the reference return is less than the contingent protection level.  For example, if the reference return is -40%, you will suffer a 25% loss and receive 75% of the principal amount.

Contingent Protection Level:	[●] (equal to 80% of the initial level).
Reference Return:	The quotient, expressed as a percentage, of (i) the final level minus the initial level divided by (ii) the initial level, expressed as a formula:
Final level – Initial level
Initial level
Initial level:	[●], which represents the official closing level (as defined below) of the reference asset as determined by the calculation agent on the pricing date.
Final level:	The official closing level of the reference asset as determined by the calculation agent on the final valuation date.
Official Closing level:
The closing level of the reference asset on any date of determination as determined by the calculation agent based upon determinations with respect thereto made by the reference sponsor and displayed on Bloomberg Professional® service page “SPX <Index>”.

CUSIP/ISIN:	4042K0UE3 /[●]
Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to “Selected Risk Considerations” beginning on page 4 of this document and “Risk Factors” on page PS-4 of the product supplement and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete.  Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.  We may use this free writing prospectus in the initial sale of notes.  In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale.  Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.

We have appointed J.P. Morgan Securities Inc. as placement agent for the sale of the notes.  J.P. Morgan Securities Inc. will offer the notes to investors directly or through other registered broker-dealers.

JPMorgan
Placement Agent
December 18, 2008

Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to the reference asset.  We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to a single reference asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any securities comprising the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, the prospectus addendum of December 12, 2007 and the product supplement dated December 3, 2008.  You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” beginning on page 4 of this free writing prospectus and “Risk Factors” on page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. All references to “Auto-Callable Notes” in the product supplement shall refer to the Annual Review Notes.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.  As used herein, references to “HSBC,” “we,” “us” and “our” are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and a prospectus addendum) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, prospectus supplement and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

•	the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420408067761/v134080_424b2.htm

•	the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420408067761/v134080_424b2.htm

•	the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

•	the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes.  You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any material changes to the terms of the notes, we will notify you.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable payment date for a range of movements in the reference asset as shown under the column “Return on Reference Asset as of applicable Valuation Date.” The table reflects that the percentages used to calculate the auto redemption amount applicable to the first, second, and final valuation dates are 14.60%, 21.90% and 29.20%, respectively, regardless of the appreciation of the reference asset, which may be significant. There will be only one payment on the notes whether redeemed early or at maturity. An entry of “N/A” indicates that the notes would not be redeemed on the applicable payment date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Official closing level	Return on Reference Asset as of applicable Valuation Date	Return on Notes at 1st Payment Date	Return on Notes at 2nd Payment Date	Return on Notes at Final Payment Date
1,800	100%	14.60%	21.90%	29.20%
1,710	90%	14.60%	21.90%	29.20%
1,620	80%	14.60%	21.90%	29.20%
1,530	70%	14.60%	21.90%	29.20%
1,440	60%	14.60%	21.90%	29.20%
1,350	50%	14.60%	21.90%	29.20%
1,260	40%	14.60%	21.90%	29.20%
1,170	30%	14.60%	21.90%	29.20%
1,080	20%	14.60%	21.90%	29.20%
990	10%	14.60%	21.90%	29.20%
900	0%	14.60%	21.90%	29.20%
810	-10%	14.60%	N/A	0.00%
720	-20%	14.60%	N/A	0.00%
630	-30%	N/A	N/A	-12.50%
540	-40%	N/A	N/A	-25.00%
450	-50%	N/A	N/A	-37.50%
360	-60%	N/A	N/A	-50.00%
270	-70%	N/A	N/A	-62.50%
180	-80%	N/A	N/A	-75.00%
90	-90%	N/A	N/A	-87.50%
0	-100%	N/A	N/A	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The official closing level at the close of trading on the first valuation date is greater than the applicable call level. Because the official closing level as of the first valuation date is greater than or equal to the applicable call level, the note is redeemed on the first payment date, and the investor receives a payment on the first payment date of $1,146 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 14.60%) = $1,146

Example 2: The level of the reference asset increases from the initial level of 900 to a final level of 1,170. Because the final level of 1,170 is greater than or equal to the initial level of 900 and the notes have not been redeemed on a prior payment date pursuant to the auto redemption feature, the investor receives a payment on the final payment date (the maturity date) of $1,292 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 29.20%) = $1,292

Example 3: The level of the reference asset decreases from the initial level of 900 to a final level of 810. Because the final level of 810 is negative but greater than the contingent protection level of 720, the investor receives the principal amount of 1,000 at maturity.

Example 4: The level of the reference asset decreases from the initial level of 900 to a final level of 675. Because the final level of 675 is negative and less than the contingent protection level, the investor receives a payment at maturity of $937.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x (-25% + 20%) x 1.25) = $937.50

Selected Purchase Considerations

•
APPRECIATION POTENTIAL —  If the official closing level is greater than or equal to the applicable call level on a valuation date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) 14.60% x $1,000 if redeemed on the first payment date; (ii) 21.90% x $1,000 if redeemed on the second payment date; or (iii) 29.20% x $1,000 if redeemed on the final payment date (the maturity date). Because the notes are our senior unsecured obligations, payment of any amount if redeemed early or at maturity is subject to our ability to pay our obligations as they become due.

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DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the reference asset, see the information set forth under “Description of the Reference Asset” herein.

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POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC EARLY REDEMPTION FEATURE — While the original term of the notes is just under 2 years, the notes will be redeemed before maturity if the official closing level is greater than or equal to the applicable call level on the applicable valuation date and you will be entitled to the applicable payment corresponding to such valuation date set forth on the cover of this free writing prospectus.  In such event, you will not receive any additional payments on the notes.

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PRINCIPAL PROTECTION IN LIMITED CIRCUMSTANCES — Your principal amount will be protected only if the notes have not been redeemed early pursuant to the auto redemption feature and if the final level is greater than or equal to the contingent protection level on the final valuation date.  If the final level is below the contingent protection level on the final valuation date, you will lose 1.25% of your principal for every 1% by which the final level is below the contingent protection level.  Accordingly, you may lose up to 100% of your principal amount.

•
TAX TREATMENT — There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspect of the tax treatment of the notes are uncertain.  Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset.  We intend to treat the notes consistent with this approach.  Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes and, in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the notes in accordance with this approach.  Under this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier redemption, sale or exchange, and if the U.S. holder has held the note for more than one year at such time for federal income tax purposes, we intend to treat any gain or loss as long-term capital gain or loss.  For a complete discussion of U.S. federal income tax consequences related to the notes, including other possible characterizations and treatments, see the section “Certain U.S. Federal Income Tax Considerations — Notes With no Potential Periodic Interest Payments” in the accompanying product supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the reference asset or any of the component securities of the reference asset. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
SUITABILITY OF NOTES FOR INVESTMENT — A person should reach a decision to invest in the notes after carefully considering, with his or her advisors, the suitability of the notes in light of his or her investment objectives and the information set out in this free writing prospectus.  Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the notes for investment.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the notes are not redeemed early pursuant to the auto redemption feature and if the final level is less than the contingent protection level on the final valuation date, you will lose 1.25% of your principal amount for every 1% decline in the final level compared to the contingent protection level.  YOU MAY LOSE UP TO 100% OF YOUR INVESTMENT.

•
LIMITED RETURN ON THE NOTES  — Your maximum potential payment on the notes will be limited to the auto redemption amount applicable for a payment date, as set forth on the cover of this free writing prospectus, regardless of the appreciation in the reference asset, which may be significant. Because the level of the reference asset at various times during the term of the notes could be higher than on the valuation dates and at maturity, you may receive a lower payment if redeemed early or at maturity, as the case may be, than you would have if you had invested directly in the reference asset.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this free writing prospectus is based on the full principal amount of your notes, the original issue price of the notes includes the placement agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•
NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the reference asset would have.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. or an affiliate intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. or one of its affiliates is willing to buy the notes.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the level of the Index and the value of the notes.

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THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION — The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the reference asset on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the reference asset;

•	the time to maturity of the notes;

•	the dividend rate on the equity securities underlying the reference asset;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in any reference asset or any of the securities comprising any reference asset or any underlying index.  All disclosures contained in this free writing prospectus regarding a reference asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any reference asset or any constituent included in any reference asset contained in this free writing prospectus.  You should make your own investigation into each reference asset.

We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-37 in the accompanying prospectus supplement.

The S&P 500® Index

We have derived all information relating to the reference asset, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”).  S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the reference asset at any time.

S&P publishes the reference asset.

The reference asset is capitalization weighted and is intended to provide an indication of the pattern of common stock price movement.  The calculation of the level of the reference asset, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.  As of December 17, 2008, 414 companies, or 82.80% of the reference asset, traded on the New York Stock Exchange and 86 companies, or 17.20% of the reference asset, traded on The NASDAQ Stock Market.  S&P chooses companies for inclusion in the reference asset with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange (the “NYSE”), which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.  Ten main groups of companies comprise the reference asset with the number of companies included in each group, as of December 17, 2008, indicated in parentheses: Industrials (58), Utilities (32), Telecommunication Services (9), Materials (28), Information Technology (73), Energy (40), Consumer Staples (41), Consumer Discretionary (81), Health Care (55) and Financials (84).  Changes in the Reference Asset are reported daily in the financial pages of many major newspapers, on the Bloomberg Professional® service under the symbol “SPX” and on S&P website (http://www.spglobal.com).  Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.  The Reference Asset does not reflect the payment of dividends on the stocks included in the Reference Asset.

Computation of the Reference Asset

S&P currently computes the reference asset as of a particular time as follows:

(i)	the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the “market value” of that stock);

(ii)	the market values of all component stocks as of that time are aggregated;

(iii)	the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv)	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

(v)	the current aggregate market value of all component stocks is divided by the base value; and

(vi)	the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the reference asset, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the reference asset.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

•	the issuance of stock dividends,

•	the granting to shareholders of rights to purchase additional shares of stock,

•	the purchase of shares by employees pursuant to employee benefit plans,

•	consolidations and acquisitions,

•	the granting to shareholders of rights to purchase other securities of the company,

•	the substitution by S&P of particular component stocks in the reference asset, and

•	other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value  X  New Market Value  = New Base Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the reference asset.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the reference asset and a reference asset component’s market value.

License Agreement with Standard & Poor’s (“S&P”):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P’s in connection with some products, including the notes.

The notes are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in financial products generally or in the notes particularly or the ability of the S&P 500® to track general stock market performance.  S&P’s only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P  without regard to HSBC or the notes.  S&P has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the S&P 500®.  S&P is not responsible for and has not participated in the determination of the timing of the sale of the notoes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

Historical Performance of Reference Asset

The following graph sets forth the historical performance of the reference asset based on the weekly historical closing levels from January 1, 2003 through December 17, 2008.  The closing level for the reference asset on December 17, 2008 was 904.42. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical levels of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the final valuation date. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

Certain ERISA Considerations

We urge you to read “Certain ERISA Considerations” in the prospectus supplement.

An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), including individual retirement accounts, individual retirement annuities or Keogh plans, a governmental  or other plan subject to any laws, rules or regulations substantially similar to Section 406 of ERISA or Section 4975 of the Code or any entity the assets of which are deemed to be “plan assets” for purposes of ERISA, Section 4975 of the Code or otherwise, will be permitted to purchase, hold and dispose of the notes, subject to certain conditions.  Such investors should carefully review the discussion under “Certain ERISA Considerations” in the prospectus supplement.

Supplemental Plan of Distribution

J.P. Morgan Securities Inc. will act as placement agent for the notes and will receive a fee from the Issuer that would not exceed $15 per $1,000 face amount of notes.